SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

NATIONAL VISION, INC.
(Name Of Subject Company (Issuer))

VISION HOLDING CORP.
VISION ACQUISITION CORP.
Berkshire Partners LLC
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
63845P101
(CUSIP Number of Class of Securities)

Vision Holding Corp.
One Boston Place, Suite 3300
Boston, MA 02108
Telephone: (617) 227-0050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

COPY TO:
Steven M. Peck, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street
Boston, Massachusetts 02110
Telephone: (617) 772-8300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$43,625,193	$5,134.69
* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation is based on 6,017,268 shares of common stock of National Vision, Inc. (“NVI”) at a purchase price of $7.25 per share (including shares of common stock issuable on the exercise of outstanding options).
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Exchange Act, equals one-fiftieth of one percent of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,134.69	Form or Registration No.: Schedule TO-T

Filing Party: Vision Holding Corp.	Date Filed: July 28, 2005
☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 2 to Tender Offer Statement on Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 28, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on August 11, 2005 (as so amended, the “Schedule TO”) by Vision Acquisition Corp., a Georgia corporation (the “Purchaser”) and Vision Holding Corp., a Delaware Corporation (“Parent”), relating to the offer to purchase all the outstanding shares of Common Stock, par value $0.01 per share, of National Vision, Inc., a Georgia corporation (the “Company”), including the associated preferred stock purchase rights (the “Shares”) at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 2 is being filed on behalf of the Purchaser, Parent and Berkshire Partners LLC.
     The information set forth in the Offer to Purchase is incorporated by reference in response to all the items of this Amendment No. 2, except as otherwise set forth below.
     Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.
Item 8   Certain Information Concerning the Company
Item 11   Additional Information
     Item 8 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by including the following:
     “At 12:00 midnight, New York City time, on Wednesday, August 31, 2005, the offering period expired. Based on information provided by the Depositary, as of such time an aggregate of 4,647,907 Shares were tendered pursuant to the Offer, representing approximately 85.1% of the outstanding Shares. In addition, 95,402 Shares, representing approximately 1.7% of the outstanding Shares, were tendered subject to guaranteed delivery. All such Shares will be accepted for purchase in accordance with the terms of the offer and payment for the validly tendered shares will be paid promptly.
     Upon the terms and subject to the conditions of the Merger Agreement, Purchaser commenced a subsequent offering period in connection with the Offer, at 9:00 a.m. New York City time on September 1, 2005. The subsequent offering period will expire at 5:00 p.m. New York City time on September 9, 2005, unless extended. Any such extension will be followed as promptly as practicable by public announcement, which will be issued no later than 9:00 a.m. New York City time on the next business day after the subsequent offering period was scheduled to expire. Shares properly tendered during this subsequent offering period will be accepted as they are tendered and paid for promptly as they are accepted. Stockholders who properly tender during the subsequent offering period will receive the same $7.25 per share cash consideration that is payable to stockholders who tendered during the original offering period. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn.”

On September 1, 2005, Parent and the Company issued a joint press release announcing the preliminary results of the Offer and the commencement of the subsequent offering period. The full text of the press release is filed as Exhibit (a)(9) hereto and is incorporated by reference herein.
Item 12   Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by including the following:
     “(a)(9) Joint Press Release issued by Parent and the Company on September 1, 2005.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vision Acquisition Corp.

By: /s/ Lawrence Hamelsky
Name: Lawrence Hamelsky Title: Secretary

Vision Holding Corp.

By: /s/ Lawrence Hamelsky
Name: Lawrence Hamelsky Title: Secretary

Berkshire Partners LLC

By: /s/ D. Randolph Peeler
Name: D. Randolph Peeler Title: Managing Director
Dated: September 1, 2005

Index to Exhibits

EXHIBIT NUMBER	DOCUMENT
(a)(1)	Offer to Purchase dated July 28, 2005.*

(a)(2)	Letter of Transmittal.*

(a)(3)	Notice of Guaranteed Delivery.*

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Joint Press Release issued by Parent and the Company on July 26, 2005 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on July 26, 2005).

(a)(8)	Summary Advertisement published July 28, 2005.*

(a)(9)	Joint Press Release issued by Parent and the Company on September 1, 2005.

(b)	None

(d)(1)	Agreement and Plan of Merger dated as of July 25, 2005 among Parent, the Purchaser and the Company.*

(d)(2)	Confidentiality Agreement dated February 23, 2005 between the Company and Parent.*

(g)	None

(h)	None

*	Previously filed